UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Profit or Loss

Consolidated Statements of Changes in Shareholder’s Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

VTEX
Interim condensed consolidated balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Note	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	3	321,629	58,557
Restricted cash		1,190	1,429
Marketable securities	4	-	16,969
Trade receivables	5	34,573	24,491
Recoverable taxes		5,577	4,071
Deferred commissions		150	438
Prepaid expenses - Current		5,981	2,379
Derivative financial instruments - Curt assets		25	174
Other current assets		331	223
Total current assets		369,456	108,731
Non-current assets
Deferred tax assets	6.1	9,479	2,174
Prepaid expenses		147	3,134
Recoverable taxes		538	674
Deferred Commission		1,130	389
Other		251	53
Right-of-use assets	15	5,031	5,076
Property and equipment, net	8	4,906	4,551
Intangible assets, net	9	34,685	15,093
Investment in joint venture		442	136
Total non-current assets		56,609	31,280
Total assets		426,065	140,011

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX
Interim condensed consolidated balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

LIABILITIES	Note	September 30, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	10	37,407	20,709
Loans and financing	12	1,992	1,585
Taxes payables	11	3,592	6,790
Lease liabilities	15	1,023	850
Deferred revenue		20,298	14,170
Accounts payable from acquisition of subsidiaries		7,270	2,794
Other		-	159
Total current liabilities		71,582	47,057
Non-current liabilities
Loans and financing	12	1,914	4,774
Lease liabilities	15	4,802	5,303
Accounts payable from acquisition of subsidiaries		254	1,206
Deferred revenue		9,885	5,005
Deferred tax liabilities	6.2	2,141	731
Other		392	187
Total non-current liabilities		19,388	17,206
EQUITY
Issued capital		19	17
Capital reserve		387,977	78,945
Other comprehensive income		429	104
Accumulated losses		(53,330)	(3,444)
Equity attributable to VTEX’s shareholders		335,095	75,622
Non-controlling interests		-	126
Total shareholders’ equity		335,095	75,748
Total liabilities and equity		426,065	140,011

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX
Interim condensed consolidated statement of profit or loss
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

		Three months ended		Nine months ended
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Subscription revenue		29,627	26,315	83,937	65,694
Services revenue		2,237	1,337	4,720	3,875
Total revenue	14	31,864	27,652	88,657	69,569
Subscription cost		(9,735)	(7,079)	(27,911)	(17,960)
Services cost		(3,056)	(1,696)	(7,921)	(5,033)
Total cost		(12,791)	(8,775)	(35,832)	(22,993)
Gross profit		19,073	18,877	52,825	46,576
Operating expenses
General and administrative		(9,947)	(3,336)	(24,976)	(8,841)
Sales and marketing		(19,330)	(5,250)	(46,062)	(16,356)
Research and development		(14,179)	(4,512)	(33,271)	(12,212)
Other income (losses)		14	(275)	(1,303)	(585)
Income (loss) from operation		(24,369)	5,504	(52,787)	8,582
Financial income		2,575	1,298	5,119	2,918
Financial expense		(3,141)	(1,879)	(8,394)	(4,727)
Financial result, net		(566)	(581)	(3,275)	(1,809)
Equity results		162	36	397	27
Income (loss) before income tax		(24,773)	4,959	(55,665)	6,800
Income tax
Current	6.3	(1,107)	(2,052)	(1,611)	(3,808)
Deferred	6.3	3,921	71	7,387	450
Net income (loss) for the period		(21,959)	2,978	(49,889)	3,442
Attributable to controlling shareholders		(21,959)	2,939	(49,886)	3,356
Non-controlling interest		-	39	(3)	86

Earnings (loss) per share	16
Basic earnings (loss) per share		(0.119)	0.017	(0.280)	0.020
Diluted earnings (loss) per share		(0.119)	0.016	(0.280)	0.019

The above condensed consolidated profit or loss should be read in conjunction with the accompanying notes.

VTEX
Interim condensed consolidated statement of changes in shareholders' equity
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other comprehensive income (loss)	Accumulated losses	Total shareholders' equity	Non- controlling interests	Total equity
At December 31, 2019	17	50,133	(572)	(2,530)	47,048	37	47,085
Net loss of the period	-	-	-	3,356	3,356	86	3,442
Foreign cumulative conversion adjustment	-	-	(987)	-	(987)	-	(987)
Exercise of stock options	-	154	-	-	154	-	154
Capital contribution	-	126,976	-	-	126,976	-	126,976
Buyback of shares		(101,398)	-	-	(101,398)	-	(101,398)
Share-based compensation	-	1,317	-	-	1,317	-	1,317
At September 30, 2020	17	77,182	(1,559)	826	76,466	123	76,589

At December 31, 2020	17	78,945	104	(3,444)	75,622	126	75,748
Net loss of the period	-	-	-	(49,886)	(49,886)	(3)	(49,889)
Foreign cumulative conversion adjustment	-	-	325	-	325	-	325
Exercise of stock options	-	3,220	-	-	3,220	-	3,220
Issue of ordinary shares as consideration for a business combination	-	1,469	-	-	1,469	-	1,469
Capital contribution	-	1,000	-	-	1,000	-	1,000
Issuance of common shares in initial public offering	2	317,807	-	-	317,809	-	317,809
Share issuance costs	-	(21,491)	-	-	(21,491)	-	(21491)
Buyback of shares	-	(407)	-	-	(407)	-	(407)
Share-based compensation	-	7,338	-	-	7,338	-	7,338
Acquisition of non-controlling interests	-	96	-	-	96	(123)	(27)
At September 30, 2021	19	387,977	429	(53,330)	335,095	-	335,095

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Interim condensed consolidated statements of cash flows
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

		Nine months ended
	Note	September 30, 2021	September 30, 2020

Net income (loss) of the period		(49,889)	3,442
Adjustments on income (loss) for the period
Depreciation and amortization		2,840	1,803
Deferred income tax		(7,385)	(450)
Loss on disposal of property, equipment, and intangible assets		50	95
Allowance for doubtful accounts		412	662
Share-based compensation		6,845	1,317
Provision for payroll taxes (share-based compensation)		9,991	-
Adjustment of hyperinflation		1,481	335
Profit on investments in joint venture		(397)	(27)
Fair value gain		(366)	(925)
Other gains (losses), net		(433)	(2,618)
Working capital adjustments
Trade receivables		(9,876)	(7,100)
Recoverable taxes		(1,370)	(886)
Prepaid expenses		(615)	(2,799)
Other assets		(161)	(60)
Accounts payable and accrued expenses		10,209	7,127
Taxes payable		1,190	4,987
Deferred revenue		9,697	6,393
Other liabilities		458	(1,470)
Cash provided (used) in operating activities		(27,319)	9,826
Income tax paid		(4,511)	(1,572)
Net cash provided (used) in operating activities		(31,830)	8,254
Cash flows from investing activities
Redemption of marketable securities	4	16,857	-
Interest received		981	1,013
Payment of business, net of cash acquired		(5,182)	(3,176)
Acquisitions of intangible		(364)	-
Acquisitions of property and equipment		(1,235)	(1,175)
Net cash used in investing activities		11,057	(3,338)
Cash flows from financing activities
Changes in restricted cash		239	780
Proceeds from the exercise of stock options		3,220	154
Net-settlement of share-based payment		(1,781)	-
Capital increase		1,000	126,976
Capital increase - proceeds from initial public offering, net of transaction costs		296,318	-
Buyback of shares		(2,423)	(103,414)
Payment of loans and financing	12	(10,349)	(1,932)
Interest paid		(84)	(150)
Principal elements of lease payments	15.1	(671)	(199)
Lease interest paid		(513)	(575)
Net cash used in financing activities		284,956	21,640
Net increase in cash and cash equivalents		264,183	26,556
Cash and cash equivalents, beginning of the period		58,557	29,762
Effect of exchange rate changes		(1,111)	3,056
Cash and cash equivalents, end of the period	3	321,629	59,374
Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets		155	34
Issue of ordinary shares as consideration for a business combination		1,469	-
Unpaid amount related to acquisition of non-controlling interest		27	-
Unpaid amount related to business combinations		8,471	-

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1    General information

VTEX (“Company” or “Group”) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX platform enables customers to execute their commerce strategy, including building online stores, integrating and managing orders across multiple channels, and creating marketplaces to offer products from third-party vendors. Founded in Brazil, the Company has been a leader in accelerating the digital commerce transformation in Latin America and expanding globally. VTEX’s platform is engineered to enterprise-level standards and functionality, with the significant majority of the Company’s revenue coming from large, blue-chip companies. As of December 31, 2020, we were trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

The Group enables the customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management, and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, ship from store, endless aisle, and drop-shipping. The Group calls this set of deep integrations “Collaborative Commerce.”

VTEX’s Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. The ecosystem includes more than 1,000 integrated solutions, 200 systems integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. VTEX’s partners’ solutions are embedded within the platform, allowing customers to execute their commerce vision and strategy seamlessly. The more customers adopt the platform and partners join the network, the more efficiently the Group can help facilitate the future of commerce.

The technology is flexible and extensible. Its open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with its low-code development platform, VTEX IO, the Group enables customers to build proprietary technology seamlessly integrated with extensive out-of-the-box functionality. In essence, VTEX’s “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables customers to rapidly deploy VTEX’s solutions and quickly iterate and customize the entire commerce experience at scale.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1    General information (continued)

The following entities are part of the Group and are being consolidated in these unaudited interim condensed financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	September 30, 2021	December 31, 2020	September 30, 2020
VTEX	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”) (i)	Argentina	Subsidiary	Technology Services	100.00	96.54	96.54
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Publicidade e Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100.00	100.00	100.00
VTEX Intermediação de Cobrança Ltda. (“VTEX STORE”) (ii)	Brazil	Subsidiary	Technology Services	-	99.99	99.99
Dlieve Tecnologia S.A. (“Dlieve”)	Brazil	Subsidiary	Technology Services	-	100.00	100.00
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
Loja Integrada Tecnologia para Softwares Ltda. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	99.97	100.00	100.00
VTEX Chile SpA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100.00	100.00	100.00
UniteU Technologies Inc. (“UniteU”)	USA	Subsidiary	Technology Services	-	-	100.00
WebLinc Corp (“WorkArea”) (iii)	USA	Subsidiary	Technology Services	100.00	-	-
VTEX Ecommerce Platform Limited (“VTEX UK”) )(iv)	UK	Subsidiary	Technology Services	100.00	100.00	100.00
EICOM Limited (“EICOM”)	UK	Subsidiary	Technology Services	100.00	100.00	100.00
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	99.99	99.95	99.95
EI Education S.A.P.I de C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100.00	100.00	100.00
Suiteshare Tecnologia da Informação (v)	Brazil	Subsidiary	Technology Services	100.00	-	-
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100.00	-	-
Vtex Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italia	Branch	Technology Services	100.00	-	-
Vtex Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100.00	-	-
Vtex Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100.00	-	-

(i)     In January 2021, the Group acquired the non-controlling interest of VTEX ARG.
(ii)    VTEX STORE was closed in February 2021.
(iii)   WorkArea was acquired in the first quarter of 2021.
(iv)   In May 2021, the Group acquired the non-controlling interest of VTEX MEX.
(v)    Suiteshare was acquired in the second quarter of 2021.

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1.1    Initial Public Offering “IPO”

On July 21, 2021, the Company completed its IPO, offering 21,850,000 of its Class A common shares, of which 13,876,702 new shares were offered by the Group and other 5,123,298 shares were offered by the selling shareholders, and the entire exercise of the underwriters option to purchase 2,850,000 newly issued shares.

The initial offering price wasUS$19.00 per Class A common share, resulting in gross proceeds of US$317,809. The Company received net proceeds of US$296,318 after deducting US$19,863  in underwriting discounts and commissions and US$1,628 of other offering expenses. The Group also recognized in the Profit and loss the amount of US$1,253 related to shares offered by the selling shareholders and other one-off IPO expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-257400), which was declared effective by the Securities and Exchange Commission on July 21, 2021. The common shares began trading on the New York Stock Exchange (“NYSE”) on July 21, 2021, under the symbol “VTEX.”

2    Basis of Presentation and Consolidation

a.   Basis for preparation of the unaudited interim condensed consolidated financial statements
The unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2021, have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2020, and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the income tax estimation (see note 6) and the adoption of new and amended standards as set out below.

The unaudited interim condensed consolidated financial statements are presented in U.S. dollars (“USD”, “US$”, or “$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

b.   New standards, interpretations, and amendments adopted by the Group

Interest rate benchmark reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

c.   Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2020. No retrospective adjustments were made.

3    Cash and cash equivalents

	September 30, 2021	December 31, 2020
Cash and cash bank deposits	218,481	51,955
Short term investment (i)	103,148	6,602
Cash and cash equivalents	321,629	58,557

(i)   Refers to short-term deposits with immediate liquidity and maturity of nine months period or less from the date of acquisition, mainly in U.S. dollars, in fixed income investment funds.

4    Marketable securities

Marketable securities refer to bonds in U.S. dollars, maturing between 2023 and 2030.

	September 30, 2021	December 31, 2020
Marketable securities	-	16,969
Total marketable securities	-	16,969

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table shows the changes in the balances:

Opening balance on January 1, 2021	16,969
Additions	-
Redemption (i)	(16,857)
Interest received	(324)
Fair value adjustments	212
Closing balances on September 30, 2021	-

(i)   The Group reallocated its marketable securities investments to fixed income Investment funds, which are classified as cash and cash equivalents.

5    Trade receivables

	September 30, 2021	December 31, 2020
Trade receivables	35,457	25,140
Loss allowances	(884)	(649)
Total trade receivables	34,573	24,491

The changes in loss allowances for trade receivables are as follows:

Opening balance on January 1, 2021	(649)
Addition, net	(412)
Addition from acquisition of subsidiaries	(101)
Write-off	232
Exchange-rate change	46
Closing balance on September 30, 2021	(884)

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The trade receivables by aging are distributed as follows:

	September 30, 2021	December 31, 2020
Current	31,941	22,019
Overdue between:
From 1 to 30 days	1,498	1,578
From 31 to 60 days	738	537
From 61 to 90 days	471	293
From 91 to 120 days	231	245
From 121 to 300 days	578	468
Total	35,457	25,140

6    Current and deferred tax

6.1 Deferred tax assets

	September 30, 2021	December 31, 2020
Loss allowances for financial assets	77	124
Bonus provision	1,000	655
Lease	140	108
Share-based compensation (i)	4,490	185
Hyperinflationary adjustments	84	99
Tax loss (ii)	2,671	427
Others	1,017	576
Total deferred tax assets	9,479	2,174

(i)
The increase in the amounts accounted as deferred tax assets for share-based compensation is justified mainly by the impact of the labor charges marked to FMV and new programs granted in Brazil for RSUs. These amounts are treated as temporary differences until the program is vested.

(ii)	Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

6.2  Deferred tax liabilities

The balance comprises temporary differences attributable to:

	September 30, 2021	December 31, 2020
Acquisition of subsidiaries	1,757	544
Temporary differences	297	187
Others	87	-
Total deferred tax liabilities	2,141	731

6.3  Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Current tax
Current tax on profits for the period	(1,107)	(2,052)	(1,611)	(3,808)
Deferred income tax
Decrease/(increase) in deferred tax	3,921	71	7,387	450
Income tax	2,814	(1,981)	5,776	(3,358)

7    Contingencies

The Group is party to civil and labor lawsuits, involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The breakdown of existing contingencies classified as probable by management, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	September 30, 2021	December 31, 2020
Civil	17	21
Labor	16	49
Tax	49	-
Total	82	70

The breakdown of existing contingencies classified as possible by management, based on the evaluation of its legal advisors, for which no provision was recognized is as follows:

	September 30, 2021	December 31, 2020
Civil	111	45
Labor	124	157
Tax	10	33
Total	245	235

8    Property and equipment, net

	September 30, 2021	December 31, 2020
Leasehold improvements	2,841	2,967
Machinery and equipment	269	277
Furniture and fixture	978	786
Computer and peripherals	3,775	2,767
Communication equipment	7	7
Accumulated depreciation	(2,964)	(2,253)
Property and equipment, net	4,906	4,551

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

9    Intangible assets, net

	September 30, 2021	December 31, 2020
Software (i)	4,177	2,837
Trademark	212	-
Intellectual property	2,577	2,690
Customer contracts	9,361	2,629
Goodwill (ii)	22,631	10,562
Others	504	-
Accumulated amortization	(4,777)	(3,625)
Intangible assets, net	34,685	15,093

(i) The increase in software relates mainly to assets acquired in the business combination of Workarea and Suiteshare, as VTEX does not capitalize software development.
(ii) The increase in goodwill relates mainly to the business combination of Workarea and Suiteshare.

10    Accounts payable and accrued expenses

	September 30, 2021	December 31, 2020
Trade payable	12,401	9,973
Accounts payables to related parties	27	2,016
Social charges (i)	11,441	1,698
Profit sharing	8,782	4,415
Provision for vacation and benefits	2,991	2,186
Other	1,765	421
Total	37,407	20,709

(i)	The increase refers mainly to social charges related to restricted stock units (RSUs) which have increased by US$9,295 in September, 2021. Refer to note 17.1 for additional details.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

11    Taxes payable

	September 30, 2021	December 31, 2020
Income tax payable	832	3,732
Other taxes payable	2,760	3,058
Total	3,592	6,790

12    Loans and financing

12.1 Breakdown of loans and financing

	Interest rate	Country	Maturity	September 30, 2021	December 31, 2020
Bank loan(i)	8.5% p.a. (Brazilian Reais)	Brazil	September/2022	1,093	1,719
Bank loan (ii)	100% CDI+ 2.65 p.a. (Brazilian Reais)	Brazil	May/2023	2,813	4,098
Bank loan	100% Selic + 2% p.a. (Brazilian Reais)	Brazil	January/2021	-	542
Total				3,906	6,359

Current				1,992	1,585
Non-current				1,914	4,774

(i)	In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development to finance the development of new ecommerce technologies or BNDES.
(ii)
In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

12.2   Changes in loans and financing

Opening balance on January 1, 2021	6,359
Loans from acquisition of subsidiaries	8,038
Derivative financial instruments	164
Payment of loans	(10,349)
Interest charged	73
Interest paid	(84)
Basis adjustment on the fair value hedge	7
Exchange rate effect	(302)
Closing balance on September 30, 2021	3,906

13    Shareholders’ equity

13.1 Share Capital

	September 30, 2021	December 31, 2020
Number of ordinary nominative shares	190,668,659	170,981,476
Par value	0.0001	0.0001
Total share capital	19	17

In July 2021, within the IPO’s completion, each of the existing shares (common shares) were converted into Class A or Class B shares. Therefore, the Company has two classes of common shares: Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion, and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and is convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law. Following this offering, the issued and outstanding Class B common shares represent approximately 93.94% of the combined voting power of our outstanding common shares.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

14    Revenue from services provided

The Group revenue derives mostly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Subscriptions	32,333	28,910	91,624	71,810
Tax on subscriptions	(2,706)	(2,595)	(7,687)	(6,116)
Revenue from subscriptions	29,627	26,315	83,937	65,694
Services provided	2,511	1,442	5,260	4,228
Taxes on services	(274)	(105)	(540)	(353)
Revenue from services	2,237	1,337	4,720	3,875
Revenue from subscription and services	31,864	27,652	88,657	69,569

15    Leases

15.1 Amounts recognized in the balance sheet

	September 30, 2021	December 31, 2020
Right-of-use asset
Office buildings	5,031	5,076
Total	5,031	5,076

	September 30, 2021	December 31, 2020
Lease liabilities
Current	1,023	850
Non-current	4,802	5,303
Total	5,825	6,153

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table shows the changes in the right-of-use asset and lease liabilities:

Right-of-use asset
Opening balance on January 1, 2021	5,076
New lease agreements	193
Lease agreements from acquired subsidiaries	722
Remeasurement	155
Hyperinflation adjustment	1
Amortization	(782)
Write off	(112)
Exchange rate effect	(222)
Closing balance on September 30, 2021	5,031

Lease liabilities
Opening Balance on January 1, 2021	6,153
New lease agreements	193
Lease agreements from acquired subsidiaries	446
Remeasurement	155
Interest added	526
Principal elements of lease payment	(671)
Interest payment	(513)
Write off	(114)
Exchange rate effect	(350)
Closing balance on September 30, 2021	5,825

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

15.2  Amounts recognized in the statement of profit or loss

The statement of profit (loss) presents the following amounts relating to leases:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Depreciation charge of office buildings	273	220	782	692
Interest expense (included in finance cost)	176	180	526	575
Total	449	400	1,308	1,267

16    Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the earnings (loss) per share of the Group for the three months and nine months periods ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
Basic earnings (loss) per share	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Gain (loss) attributable to the stockholders of the Group	(21,959)	2,939	(49,886)	3,356
Weighted average number of outstanding common shares (thousands)	184,881	169,516	178,129	168,365
Basic gain (loss) per share	(0.119)	0.017	(0.280)	0.020

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

Diluted earnings (loss) per share	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Gain (loss) attributable to the stockholders of the Group	(21,959)	2,939	(49,886)	3,356
Weighted average number of outstanding common shares (thousands)	184,881	179,718	178,129	178,567
Diluted earnings (loss) per share	(0.119)	0.016	(0.280)	0.019
Common stock equivalents excluded from income (loss) per diluted share because they are anti-dilutive (thousands)	12,250	-	12,250	-

In the three and nine months ended September 30, 2021, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

17    Share-based compensation

17.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan and RSUs, the options have a term of 7 years as of the grant date and are exercisable as long as the director or employee fulfills the worked period after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value

At December 31, 2020	9,678	2.90	5.65	0.68
Granted during the period	1,718	10.41	-	5.01
Forfeit during the period	(131)	7.79	-	4.11
Exercised during the period (i)	(2,345)	1.38	-	0.42
At September 30, 2021	8,920	4.67	5.60	1.53
Stock options exercisable as of September 30, 2021	1,784	1.93	4.42	0.47

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

(i) The number of Stock-options withheld for tax purposes was 3 thousand shares.

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model taking in consideration the average contract term. The model inputs for options included:
●	Strike price - Average price weighted by the quantity granted;
●	Target asset price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-free interest rate - US Treasury interest rate, pursuant to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the nine months period ended September 30, 2021:
●	Risk-free interest rate: 1.12% (December 31, 2020: 0.93%)
●	Volatility: 52.06% (December 31, 2020: 53.24%)

The following table summarize the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	2,583	1.37
RSU granted	1,382	13.57
Forfeit during the period	(285)	1.27
Settled (i)	(346)	0.65
At September 30, 2021	3,334	6.51

(i) The number of RSUs withheld for tax purposes was 49 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the nine months period ended September 30, 2021, there were US$36,306 of remaining unamortized compensation costs related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.36 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the nine months period ended September 30, 2021, was US$17,433 (the nine months period ended September 30, 2020: US$1,317). For the period ended September 30, 2021, the Group recorded in the capital reserve the amount of US$6,968 (The nine months period ended September 30, 2020: US$1,317).

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

17.2 Share-based compensation: Loja Integrada

On April 29, 2021 VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-based compensation plan in Loja Integrada, a subsidiary fully owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years, as of the grant date, and are exercisable as long as the director or employee fulfills the worked period after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year). As of September 2021, the total number of ordinary nominative shares in Loja Integrada is 8,197 thousand.

The weighted average inputs used in the nine months period ended September 30, 2021:
●	Risk-free interest rate in Brazilian Reais: 8.81%
●	Volatility: 47.69%

The following table summarize the options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2020	-	-	-	-
Granted during the period	23.57	12.65	-	5.59
Forfeit during the period	-	-	-	-
Exercised during the period	-	-	-	-
At September 30, 2021	23.57	12.65	6.61	5.59

The following table summarize the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	-	-
RSU granted	94.9	11.47
Forfeit during the period	-	-
Settled (i)	(2.81)	11.47
At September 30, 2021	92.09	11.47

(i) The number of RSUs withheld for tax purposes was 1 thousand shares.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

For the nine months period ended September 30, 2021, there were US$1,188, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.03 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the nine months period ended September 30, 2021, was US$560. For the period ended September 30, 2021, the Group recorded in the capital reserve the amount of US$370.

17.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations which includes both stock-based compensation of VTEX and Loja Integrada:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Subscription cost	313	12	626	41
Services cost	128	13	297	51
Sales and marketing	2,604	62	4,919	215
Research and development	3,292	71	6,072	350
General and administrative	2,999	459	6,079	660
Total	9,336	617	17,993	1,317

18    Financial Instruments

18.1 Financial instruments by category

(i)    Financial instruments valued at amortized cost
Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. The aforementioned comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The Group has the following financial instruments valued at amortized cost:

	September 30, 2021	December 31, 2020
Financial assets:
Cash and cash equivalents	321,629	58,557
Restricted cash	1,190	1,429
Trade receivables	34,573	24,491
Total	357,392	84,477

Financial liabilities
Trade payables	12,427	9,973
Lease liabilities	5,825	6,153
Loans and financing	3,906	6,359
Accounts payable from acquisition of subsidiaries	2,051	3,458
Total	24,209	25,943

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	September 30, 2021	December 31, 2020
Financial assets:
Current
Marketable securities	-	16,969
Derivative financial instruments (i)	25	174
Total	25	17,143

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Carrying amount
	September 30, 2021	December 31, 2020
Financial liabilities:
Current
Accounts payable from acquisition of subsidiaries (”earn-out”)	5,219	542
Non-current
Accounts payable from acquisition of subsidiaries (“earn-out”)	254	-
Total	5,473	542

(i) VTEX Brazil contracted a Non-Deliverable Forward (“NDF”) derivative financial instruments raised through Itaú Bank designated as hedge of foreign currency debt with a total notional value of US$4,580 in September 2021, renewing the hedge position that expired in the same month. The hedge contracts have a due date in December 2021. For the nine months period ended September 30, 2021, US$25 of unrealized gains related to changes in the fair value of foreign exchange NDF contracts was recognized.

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently re-measured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "net financial income".

For the nine months period ended September 30, 2021, the Group had positions in Swap derivative financial instruments designated as hedge of foreign currency debt. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency. The last hedge contract matures in March 2023.

The following amounts were recognized in profit or loss in relation to derivatives:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net gain/(loss) on derivative financial instruments	155	(186)	(120)	(385)

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following amounts were recognized in profit or loss in relation to marketable securities:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net gain (loss) on marketable securities	90	416	212	691

The table below presents the Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the end of reporting period and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	More than 2 years
September 30, 2021
Accounts payable	37,407	-	-
Loans and financing	1,992	2,012	-
Lease liabilities	1,023	1,200	3,847
Accounts payable from acquisition of subsidiaries	7,270	267	-
Other liabilities	-	326	-

a.   Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2021
	Level 1	Level 2	Level 3
Assets
Marketable securities	-	25	-
Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	5,473

	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Marketable securities	16,969	-	-
Derivative financial instruments	-	174	-
Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	542

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the third quarter of 2021.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

a.   Fair value hierarchy

•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

Specific valuation techniques used to value financial instruments could include the use of quoted market prices or dealer quotes for similar instruments:

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;
•	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date;
•	for foreign currency options – option pricing models (e.g. Black-Scholes model); and
•	for other financial instruments –discounted cash flow analysis.

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at September 30, 2021, the fair value of the earn-out amounts US$5,466 (December 31, 2020 - US$542).

b.   Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. As at September 30, 2021, for these instruments, the fair values are not different to their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at September 30, 2021:

	Carrying amount	Fair value
Financial liabilities
Loans and financing	3,906	4,004
Total	3,906	4,004

VTEX
Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

18.2 Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

When all relevant criteria have been met, hedge accounting will be applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2020, available in the F1/A filing.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings or documents furnished to the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 included elsewhere in this document.

Overview

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 80% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). As of December 31, 2020, we were trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, the fastest-growing region in the world in 2020, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers in order to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. VTEX was named as leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named us as a Visionary in its 2020 report, Magic Quadrant for Digital Commerce, Worldwide.

We offer access to our platform on a subscription basis, which accounted for 93.0% of our revenue for the three months ended September 30, 2021, compared to 95.2% of our revenue for the three months ended September 30, 2020. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three months ended September 30, 2021, our GMV increased to US$ 2.3 billion from US$ 2.1 billion in the three months ended September 30, 2020 representing an increase of 7.2% in US$ and 4.2% on an FX neutral basis. In the same period, our revenue increased to US$ 31.9 million from US$ 27.7 million, representing an increase of 15.2% in US$ and 12.3% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

Key metric— Gross merchandise value (continued)

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,284.8	2,131.7	6,760.2	4,954.9
GMV growth FX neutral (%)	4.2%	190.2%	37.0%	137.4%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our unaudited quarterly consolidated profit (loss) statement data for each of the last historical eight quarters. The unaudited consolidated profit (loss) statement data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. In particular, since the second quarter of 2020 we were positively affected by the ecommerce surge as a consequence of lockdowns during the COVID-19 Pandemic. See below “—Impacts of the COVID-19 Pandemic.”.

We believe that the strong sector tailwinds will continue to drive our growth and overall ecommerce growth rates in the region. We expect seasonal patterns to remain the same as in prior years and expect that our revenue will grow for the remaining quarter in 2021.

	For the three months ended
(in US$ millions)	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021

Subscription revenue	13.6	19.1	15.4	23.9	26.3	27.7	24.7	29.7	29.6
Services revenue	0.5	0.9	1.2	1.3	1.3	1.4	1.3	1.2	2.2
Total revenue	14.1	20.0	16.6	25.3	27.7	29.1	25.9	30.9	31.9
Subscription cost	(4.3)	(5.5)	(5.1)	(5.8)	(7.1)	(9.8)	(8.7)	(9.5)	(9.7)
Services cost	(0.9)	(1.5)	(1.7)	(1.7)	(1.7)	(2.0)	(2.1)	(2.8)	(3.1)
Total cost	(5.2)	(7.0)	(6.7)	(7.5)	(8.8)	(11.9)	(10.8)	(12.2)	(12.8)
Gross profit	8.9	13.0	9.9	17.8	18.9	17.2	15.1	18.7	19.1
Operating expenses
General and administrative	(3.1)	(3.5)	(3.1)	(2.4)	(3.3)	(5.1)	(7.2)	(7.8)	(9.9)
Sales and marketing	(4.1)	(5.2)	(5.7)	(5.4)	(5.3)	(7.5)	(11.0)	(15.7)	(19.3)
Research and development	(3.4)	(4.1)	(4.1)	(3.6)	(4.5)	(6.8)	(8.4)	(10.7)	(14.2)
Other income (losses)	(0.1)	0.1	(0.0)	(0.3)	(0.3)	0.1	(0.4)	(0.9)	0.0
Income (loss) from operation	(1.8)	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)	(24.4)
Financial result	0.0	(1.1)	(2.8)	1.6	(0.6)	(1.3)	(1.4)	(1.4)	(0.6)
Equity results	0.0	0.0	(0.0)	0.0	0.0	0.1	0.1	0.1	0.2
Income (loss) before income tax	(1.8)	(0.9)	(5.9)	7.7	5.0	(3.3)	(13.3)	(17.6)	(24.8)
Income tax	0.4	(0.6)	0.7	(2.0)	(2.0)	(0.9)	0.8	2.1	2.8
Net loss of the period	(1.4)	(1.5)	(5.2)	5.7	3.0	(4.3)	(12.5)	(15.5)	(22.0)
Loss per share
Basic and diluted income (loss) per share (US$)	(0.09)	(0.09)	(0.03)	0.03	0.02	(0.02)	(0.07)	(0.09)	(0.12)

The following table sets forth selected consolidated profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(30.3)%	(27.3)%	(30.4)%	(23.0)%	(25.6)%	(33.8)%	(33.6)%	(30.6)%	(30.6)%
Services cost	(6.5)%	(7.7)%	(10.1)%	(6.6)%	(6.1)%	(6.9)%	(8.1)%	(8.9)%	(9.6)%
Total cost	(36.8)%	(35.0)%	(40.5)%	(29.6)%	(31.7)%	(40.7)%	(41.8)%	(39.6)%	(40.1)%
Gross profit	63.2%	65.0%	59.5%	70.4%	68.3%	59.3%	58.2%	60.4%	59.9%
Operating expenses
General and administrative	(21.7)%	(17.6)%	(18.6)%	(9.5)%	(12.1)%	(17.6)%	(27.9)%	(25.3)%	(31.2)%
Sales and marketing	(29.4)%	(26.0)%	(34.5)%	(21.2)%	(19.0)%	(25.7)%	(42.6)%	(50.9)%	(60.7)%
Research and development	(24.1)%	(20.6)%	(24.4)%	(14.4)%	(16.3)%	(23.5)%	(32.5)%	(34.6)%	(44.5)%
Other income (loss)	(0.7)%	0.3%	(0.3)%	(1.0)%	(1.0)%	0.4%	(1.7)%	(2.8)%	0.0%
Income (loss) from operation	(12.8)%	1.0%	(18.4)%	24.3%	19.9%	(7.1)%	(46.4)%	(53.1)%	(76.5)%
Financial result	0.1%	(5.5)%	(16.8)%	6.2%	(2.1)%	(4.6)%	(5.2)%	(4.4)%	(1.8)%
Equity results	0.0%	0.0%	(0.1)%	0.0%	0.1%	0.2%	0.4%	0.5%	0.5%
Income (loss) before income tax	(12.6)%	(4.4)%	(35.2)%	30.5%	17.9%	(11.5)%	(51.3)%	(57.0)%	(77.7)%
Income tax	2.9%	(2.9)%	4.0%	(8.1)%	(7.2)%	(3.2)%	3.2%	6.9%	8.8%
Net loss of the period	(9.7)%	(7.3)%	(31.2)%	22.4%	10.8%	(14.7)%	(48.1)%	(50.1)%	(68.9)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended
(in US$ millions)	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021

Income (loss) from operation	(1.8)	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)	(24.4)
Share-based compensation expense	0.2	0.5	0.3	0.4	0.6	2	3.2	5.5	9.3
Amortization of intangibles related to acquisitions	0.2	0.2	0.4	0.2	0.2	(0.1)	0.3	0.5	0.5
Offering expenses ("IPO") (1)	-	-	-	-	-	-	-	-	1.3
Non-GAAP income (loss) from operations	(1.4)	0.9	(2.4)	6.8	6.3	(0.1)	(8.5)	(10.4)	(13.3)

(1) Offering expenses ("IPO") are related to shares offered by the selling shareholders and other one-off IPO expenses.

Impacts of the COVID-19 pandemic

As a result of the COVID-19 pandemic, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics, enabling our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. Our customers' GMV increase has resulted in significant revenue growth for us, driven predominantly by our transaction-based fees.

We expect to continue to benefit from the impact of the COVID-19 pandemic on online penetration and consumer preferences. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward. For example, in the year ended December 31, 2019, our revenue increased approximately 43% on an FX neutral basis compared to 2018 – while revenues increased 95.3% on an FX neutral basis in the year ended December 31, 2020 compared to 2019. For the three months ended September 30, 2021 revenues increased 12.3%, on top of 140% growth last year, both metrics in FX neutral basis.

Components of our results of operations

The following is a summary of the principal line items comprising consolidated profit (loss) statements.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 7.0% of our revenue for the three months ended September 30, 2021, compared to 4.8% for the three months ended September 30, 2020. For the nine months ended September 30, 2021, services revenue accounted for 5.3% of our revenue, compared to 5.6% for the nine months ended September 30, 2020.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains and other financial income. Financial expense consists mostly of foreign exchange losses, losses from fair value of derivative financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

In 2020, VTEX Brazil benefited from tax incentives pursuant to the Lei do Bem aimed at companies that conduct research and development activities. This benefit allowed an additional deduction of research and development expenditures ranging between 60% and 80% of the amounts originally spent, thereby reducing the income and social contribution tax base of VTEX Brazil. For 2021, considering that VTEX Brazil is in a loss position, the R&D benefit did not apply.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical operations results

Comparison of results of operations for the three months and nine months ended September 30, 2021 and 2020

The following table sets forth our consolidated profit (loss) statements for the three months and nine months ended September 30, 2021 and 2020. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Subscription revenue	29,627	26,315	83,937	65,694
Services revenue	2,237	1,337	4,720	3,875
Total revenue	31,864	27,652	88,657	69,569
Subscription cost (1)	(9,735)	(7,079)	(27,911)	(17,960)
Services cost (1)	(3,056)	(1,696)	(7,921)	(5,033)
Total cost	(12,791)	(8,775)	(35,832)	(22,993)
Gross profit	19,073	18,877	52,825	46,576
Operating expenses
General and administrative (1)	(9,947)	(3,336)	(24,976)	(8,841)
Sales and marketing (1)	(19,330)	(5,250)	(46,062)	(16,356)
Research and development (1)	(14,179)	(4,512)	(33,271)	(12,212)
Other income (losses)	14	(275)	(1,303)	(585)
Income (loss) from operation	(24,369)	5,504	(52,787)	8,582
Financial result	(566)	(581)	(3,275)	(1,809)
Gain/loss on investment	162	36	397	27
Income (loss) before income tax	(24,773)	4,959	(55,665)	6,800
Income tax	2,814	(1,981)	5,776	(3,358)
Net income (loss) of the for the period	(21,959)	2,978	(49,889)	3,442

(1)            Includes stock-based compensation, amortization of intangibles related to acquisitions and Offering expenses as follows:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Subscription cost	327	12	640	41
Services cost	133	13	302	51
Sales and marketing	3,122	170	5,917	594
Research and development	3,595	107	6,683	588
General and administrative	3,933	459	7,020	660
Total	11,110	761	20,561	1,934

Total revenue

The components of our total revenue during the three months and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020	Variation	September 30, 2021	September 30, 2020	Variation

Subscription revenue	29,627	26,315	12.6%	83,937	65,694	27.8%
Services revenue	2,237	1,337	67.3%	4,720	3,875	21.8%
Total revenue	31,864	27,652	15.2%	88,657	69,569	27.4%

Total revenue for the three months ended September 30, 2021 was US$31,9 million, an increase of US$4,2 million, or 15,2% in US$ or 12.3% on an FX neutral basis, from US$27,7 million in the same period of 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 7.2% in US$ or 4.2% on an FX neutral basis to US$2.3 billion for the three months ended September 30, 2021, from US$2.1 billion in the same period of 2020, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during the last twelve months which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil.

Total revenue for the nine months ended September 30, 2021 was US$88,7 million, an increase of US$19,1 million, or 27.4% in US$ or 29.9% on an FX neutral basis, from US$69,6 million in the same period of 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 36.4% in US$ or 37.0% on an FX neutral basis to US$6.8 billion for the nine months ended September 30, 2021, from US$5.0 billion in the same period of 2020, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during the last twelve months which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth of GMV and revenue going forward.

Total cost

The components of our total cost during the three months and nine months periods ended September 30, 2021 and 2020 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020	Variation	September 30, 2021	September 30, 2020	Variation

Subscription cost	(9,735)	(7,079)	37.5%	(27,911)	(17,960)	55.4%
Services cost	(3,056)	(1,696)	80.2%	(7,921)	(5,033)	57.4%
Total cost	(12,791)	(8,775)	45.8%	(35,832)	(22,993)	55.8%

Total cost for the three months ended September 30, 2021 increased by US$4.0 million, or 45.8%, to US$12.8 million for the three months ended September 30, 2021 from US$8.8 million in the same period of 2020, principally due to an increase in IT and hosting expenses, which increased by US$1.6 million, or 36.4%, to US$6.1 million for the three months ended September 30, 2021 from US$4.5 million in the same period of 2020, given the increased number of online stores and GMV processed on our platform.

Total cost for the nine months ended September 30, 2021 increased by US$12.8 million, or 55.4%, to US$35.8 million for the nine months ended September 30, 2021 from US$23.0 million in the same period of 2020, principally due to an increase in IT and hosting expenses, which increased by US$7.3 million, or 67.3%, to US$18.2 million for the nine months ended September 30, 2021 from US$10.9 million in the same period of 2020, given the increased number of online stores and GMV processed on our platform, which was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mainly in Brazil.

Gross profit

As a result of the above, our gross profit increased by US$0.2 million, or 1.0% to US$19.1 million for the three months ended September 30, 2021 from US$18.9 million in the same period of 2020. As a percentage of our total revenue, our gross profit decreased to 59.9% in the three months ended September 30, 2021 from 68.3% in the three months ended September 30, 2020, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Our gross profit increased by US$6.2 million, or 13.4% to US$52.8 million for the nine months ended September 30, 2021 from US$46.6 million in the same period of 2020. As a percentage of our total revenue, our gross profit decreased to 59.6% in the nine months ended September 30, 2021 from 66.9% in the nine months ended September 30, 2020, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020	Variation	September 30, 2021	September 30, 2020	Variation

General and administrative	(9,947)	(3,336)	198.2%	(24,976)	(8,841)	182.5%
Percentage of total revenue	31.22%	12.06%	-	28.17%	12.71%	-

Our general and administrative expenses increased by US$6.6 million, or 198.2%, to US$9.9 million for the three months ended September 30, 2021 from US$3.3 million in the same period of 2020, primarily due to the increase in expenses related to compensation as our general and administrative workforce increased to support our growth globally.

For the nine months ended September 30, 2021 our general and administrative expenses increased by US$16.1  million, or 182,5%, to US$25.0 million from US$8.8 million in the same period of 2020, primarily due to the increase in expenses related to compensation as our general and administrative workforce increased to support our growth globally.

Sales and marketing

Sales and marketing expenses during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020	Variation	September 30, 2021	September 30, 2020	Variation

Sales and marketing	(19,330)	(5,250)	268.2%	(46,062)	(16,356)	181.6%
Percentage of total revenue	60.66%	18.99%	-	51.96%	23.51%	-

Our sales and marketing expenses increased by US$14.1 million, or 268.2%, to US$19.3 million for the three months ended September 30, 2021 from US$5.3 million for the three months ended September 30, 2020, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to support our growth.
             For the nine months ended September 30, 2021 our sales and marketing expenses increased by US$29.7 million, or 181.6%, to US$46.1 million for the three months ended September 30, 2021 from US$16.4 million for the three months ended September 30, 2020, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to support our growth.

Research and development

Research and development expenses during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020	Variation	September 30, 2021	September 30, 2020	Variation

Research and development	(14,179)	(4,512)	214.3%	(33,271)	(12,212)	172.4%
Percentage of total revenue	45.50%	16.32%	-	37.53%	17.55%	-

Our research and development expenses increased by US$9.7 million, or 214.3%, to US$14.2 million for the three months ended September 30, 2021 from US$4.5 million for the three months ended September 30, 2020, primarily due to the increase in expenses related to compensation as our research and development workforce to support our growth, and the increase in certain other employee-related expenses.

For the nine months ended September 30 our research and development expenses increased by US$21.1 million, or 172.4%, to US$33.3 million, 2021 from US$12.2 million for the nine months ended September 30, 2020, primarily due to the increase in expenses related to compensation as our research and development workforce increased to support our growth, and the increase in certain other employee-related expenses.

Financial results

The components of our financial results during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020	Variation	September 30, 2021	September 30, 2020	Variation

Financial income	2,575	1,298	98.4%	5,119	2,918	75.4%
Financial expense	(3,141)	(1,879)	(67.2)%	(8,394)	(4,727)	77.6%
Financial result	(566)	(581)	(2.6)%	(3,275)	(1,809)	81.0%

Our financial result amounted to an expense of US$0.6 million for the three months ended September 30, 2021, compared to an expense of US$0.6 million for the three months ended September 30, 2020.  Our financial result decreased by US$1.5 million, or 81.0%, to an expense of US$3.3 million for the nine months ended September 30, 2021 from an expense of US$1.8 million for the nine months ended September 30, 2020.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$1.3 million, or 98.4%, to US$2.6 million for the three months ended September 30, 2021 from US$1.3 million for the three months ended September 30, 2020, mainly of: (1) an increase of foreign exchange gains in the amount of US$1.5 million for the three months ended September 30, 2021, compared to an increase of US$0.8 million for the three months ended September 30, 2020; (2) an increase in gains from fair value of derivative financial instruments of US$0.4 million for the three months ended September 30, 2021, compared to nil for the three months ended September 30, 2020; and (3) an increase in interest earned on bank deposits of US$0.5 million for the three months ended September 30, 2021, compared to a decrease of US$0.1 million for the three months ended September 30, 2020.

Financial income increased by US$2.2 million, or 75.4%, to US$5.1 million for the nine months ended September 30, 2021 from US$2.9 million for the nine months ended September 30, 2020, primarily due to an increase in gains from fair value of derivative financial instruments of US$1.9 million for the nine months ended September 30, 2021, compared to nil for the nine months ended September 30, 2020 and an increase of foreign exchange gains in the amount of US$2.3 million for the nine months ended September 30, 2021, compared to an increase of US$1.6 million for the nine months ended September 30, 2020.

Financial expense

Financial expense increased by US$1.3 million, or 67.2%, to US$3.1 million for the three months ended September 30, 2021 from US$1.9 million for the three months ended September 30, 2020, mainly of: (1) an increase of foreign exchange losses in the amount of US$1.7 million for the three months ended September 30, 2021, compared to an increase of US$1.1 million for the three months ended September 30, 2020; (2) an increase in other financial expenses of US$0.4 million for the three months ended September 30, 2021, compared to an increase of US$1.1  million for the three months ended September 30, 2020; and (3) an increase in adjustment of hyperinflation of US$0.6 million for the three months ended September 30, 2021, compared to an increase of US$0.2 million for the three months ended September 30, 2020.

Financial expense increased by US$3.7 million, or 77.6%, to US$8.4 million for the nine months ended September 30, 2021 from US$4.7 million for the nine months ended September 30, 2020,  primarily due to an increase in fair value losses from derivative financial instruments to US$2.0 million for the nine months ended September 30, 2021 from US$0.4 million for the nine months ended September 30, 2020 and an increase in adjustment of hyperinflation of US$1.5 million for the nine months ended September 30, 2021, compared to an increase of US$0.3 million for the nine months ended September 30, 2020.

Net income (loss) for the period

As a result of the above, our net loss amounted to US$22.0 million for the three months ended September 30, 2021, compared to a net income of US$ 3.0 million for the three months ended September 30, 2020.

For the nine months ended September 30, 2021, our net loss amounted to US$49.9  million, compared to a net income of US$3.4 million for the nine months ended September 30, 2020.

Consolidated statements of cash flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Nine months ended
(in US$ thousands, except percentages)	September 30, 2021	September 30, 2020

Net cash provided (used) by operating activities	(31,830)	8,254
Net cash provided (used) by investing activities	11,057	(3,338)
Net cash provided by financing activities	284,956	21,640
Increase in cash and cash equivalents	264,183	26,556

Net cash provided (used) by operating activities

For the nine months ended September 30, 2021, net cash used by operating activities increased by US$40.1 million to US$31.8 million from US$8.3 million of net cash provided by operating activities for the nine months ended September 30, 2020, primarily because of net loss of US$49.9 million for the nine months ended September 30, 2021, compared to a net income of US$3.4 million for the nine months ended September 30, 2020, primarily due to the expansion of our workforce. This effect was partially offset by:

●
working capital adjustments which consisted mainly of: (1) an increase in deferred revenue of US$9.7 million for the nine months ended September 30, 2021, compared to an increase of US$6.4 million for the nine months ended September 30, 2020; (2) an increase of accounts payable and accrual expenses in the amount of US$10.2 million for the nine months ended September 30, 2021, compared to an increase of US$7.1 million for the nine months ended September 30, 2020; and (3) an increase in prepaid expenses of US$0.6 million for the nine months ended September 30, 2021, compared to an increase of US$2.8 million for the nine months ended September 30, 2020, which was partially offset by (1) an increase in taxes payable of US$1.2 million for the nine months ended September 30, 2021, compared to an increase of US$5.0 million for the nine months ended September 30, 2020; and (2) an increase in trade receivables of US$9.9 million for the nine months ended September 30, 2021, compared to an increase of US$7.1  million for the nine months ended September 30, 2020;  and

●
(1) an increase in provision for payroll taxes (share-based compensation) of US$10.0 million for the nine months ended September 30, 2021 compared to nil for the nine months ended September 30, 2020; (2) an increase in share-based compensation to US$6.8 million for the nine months ended September 30, 2021, from US$1.3 million for the nine months ended September 30, 2020; and (3) a decrease in other costs and foreign exchange, net to an expense of US$0.4 million for the nine months ended September 30, 2021 from an expense of US$2.6 million for the nine months ended September 30, 2020, which was partially offset by a decrease in deferred income tax to US$7.4 million for the nine months ended September 30, 2021, from US$0.5 million for the nine months ended September 30, 2020.

Net cash provided (used) by investing activities

For the nine months ended September 30, 2021, net cash provided (used) by investing activities increased by US$14.4 million to US$11.1 million of net cash provided by investing activities from US$3.3 million of net cash used by investing activities for the nine months ended September 30, 2020, primarily as a result of an increase in the redemption of marketable securities of US$16.9 million for the nine months ended September 30, 2021, compared to nil for the nine months ended September 30, 2020, which was partially offset by an increase in the payment of accounts payable from acquisition of subsidiaries to US$5.2 million for the nine months ended September 30, 2021, compared to US$3.2 million for the nine months ended September 30, 2020.

Net cash provided (used) by financing activities

For the nine months ended September 30, 2021, net cash provided by financing activities increased by US$263.3 million to US$285.0 million from US$21.6 million for the nine months ended September 30, 2020, primarily as a result of (1) capital increase of US$297.3 million for the nine months ended September 30, 2021 from US$127.0 for the nine months ended September 30, 2020 as a result of the IPO; and (2) a decrease in the buyback of shares in the amount of US$2.4 million for the nine months ended September 30, 2021 from US$103.4 million for the nine months ended September 30, 2020, which was partially offset by an increase in payment of loans and financing to US$ 10.3 million for the nine months ended September 30, 2021 from US$1.9 million for the nine months ended September 30, 2020.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the three months ended September 30, 2021 and 2020 amounted to US$0.5 million and US$0.4 million, respectively, representing 1.7% and 1.6% of our total revenue for the three months ended September 30, 2021, and 2020, respectively.

For the nine months ended September 30, 2021 and 2020 our capital expenditures, consisting of purchase of property and equipment and intangible assets, amounted to US$1.6 million and US$1.2 million, respectively, representing 1.8% and 1.7% of our total revenue for the nine months ended September 30, 2021, and 2020, respectively.

Off-balance sheet arrangements

As of September 30, 2021, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our main exposure to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarize our financial instruments exposed to an interest rate risk as of September 30, 2021:

Transaction	Interest rate risk	Book value

		(in millions of US$)

Loans and financing	SELIC, CDI and TJLP	3,906

Accounts payable on acquisition of subsidiaries	CDI	5,825

As of September 30, 2021, we are not materially exposed to the risk of changes in market interest rates mostly due to the purpose of our investments.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries generate revenues in U.S. Dollars and in local currency of the countries in which they operate. The fixed subscription fee is denominated in U.S. Dollar, except for Brazil where the fixed fee is denominated in Brazilian real and adjusted by inflation on an annual basis following the IGP-M or IPCA index. The transaction-based fee is mostly a percentage of our customers’ gross merchandise value, therefore although it is charged in local currency it naturally reflects the inflation of that country. Our subsidiaries expenses are generated in the local currency of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the nine months ended September 30, 2021 and in the year ended December 31, 2020, 17.9% and 14.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of September 30, 2021 and December 31, 2020, our assets were represented by 86.3% and 62.5% in U.S. dollars, and 13.7% and 37.5% in other currencies. As of September 30, 2021 and December 31, 2020, our liabilities, excluding our total shareholders’ equity, were represented by 24.2% and 11.8% in U.S. dollars, and 75.8% and 88.2% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

PART II - OTHER INFORMATION

Item 1 - Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 17, 2021

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer